Exhibit 99.1

Vasta Platform Limited Announces Results of Annual General Meeting Held on September 21, 2023

São Paulo, Brazil, September 21, 2023 – Vasta Platform Limited, or Vasta (Nasdaq: VSTA), announces that the resolution as set out in its Notice of Annual General Meeting dated August 30, 2023 was duly passed at its Annual General Meeting held today.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Contact

Investor Relations

ir@vastaplatform.com